SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657
Jay Ingram
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Re:	SanDisk Corporation Definitive 14A Filed April 11, 2007 File No. 00-26734
Dear Mr. Ingram:
SanDisk Corporation (“SanDisk,” the “Company,” “we” or “us”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated August 21, 2007, relating to the Company’s Definitive 14A (File No. 00-26734) for the 2007 Annual Meeting (the “Proxy”). We have set forth below in italics the comments received from the Staff. Following each Staff comment we provide either the additional information requested by the Staff or, where no additional information was requested by the Staff, a summary of the Company’s action taken or to be taken in response thereto.
Board Meetings and Committees, page 6
Compensation Committee, page 7
1.	Please provide all of the disclosure required by Item 407(a) of Regulation S-K regarding director independence. For example, your disclosure implies that all of the members of the Compensation Committee are not independent. If this is so, please identify each member that is not independent under relevant committee independence standards.
Response:     We acknowledge the comment. All of the members of our Compensation Committee (the “Compensation Committee”) are independent under applicable independence standards and we will clarify this in future filings.

Securities and Exchange Commission
September 21, 2007

Compensation Discussion and Analysis
2.	On page 24, you indicate that you may consider amounts realized from prior compensation when determining compensation levels of the named executive officers. To this extent, refer to the disclosure indicating that Dr. Harari and Mr. Mehrotra realized $36,968,935 and $18,767,478, respectively, upon the exercise of stock options in 2006. In accordance with Item 402(b)(x) of Regulation S-K, please provide, as applicable, appropriate disclosure addressing the impact these realized amounts had or will have on compensation policies or specific awards relating to these individuals, including whether and how these types of gains were or will be considered in setting future retirement benefits.
Response:     We acknowledge the comment and in future filings we will clarify that our Compensation Committee retains discretion over the weight afforded to any of the factors it may consider in awarding compensation to the Company’s executive officers, including the weight afforded to the amounts realized from prior compensation. The amounts realized through the exercise of options by Dr. Harari and Mr. Mehrotra represented options that were granted to these employees in fiscal years 1997, 1999, 2000, 2001, 2002, 2003, 2004 and 2005. The average per-share exercise price of the exercised options was $20.03, and the average fair market value per share of the Company upon exercise was $60.84. Accordingly, the amounts realized by Dr. Harari and Mr. Mehrotra in 2006 resulted from previously awarded long-term share-based compensation that rewarded long-term increases in the value of the Company. Under the circumstances, the realization in 2006 of benefits from previous compensation was not a material factor in determining the compensation of Dr. Harari and Mr. Mehrotra in fiscal 2006. Under other circumstances, amounts realized from prior compensation may be taken into account in determining current compensation levels. In fiscal 2006, the Company did not consider amounts realized from prior compensation in setting future retirement benefits since the only retirement benefit currently offered by the Company is the executive officer’s ability to participate in the Company’s 401(k) plan during his or her employment with the Company. We note that in future disclosures regarding the determination of our executive compensation we will only disclose those factors that were material factors in the determination of executive compensation for the period discussed in accordance with Item 402(b)(2) of Regulation S-K.
3.	Please disclose the financial performance-related factors related to your 2006 incentive compensation, such as after tax net income and revenue growth relative to your Operating Plan, as well as those financial performance goals, to the extent established, that are tied to 2007 incentive compensation. See Item 402(b)(2)(v)-(vi) and Instruction 2 of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Securities and Exchange Commission
September 21, 2007

Response:     The Company believes that its financial performance-related factors constitute privileged or confidential commercial or financial information and the release of the financial performance-related factors would likely cause substantial competitive harm to the Company. The Company operates in a highly competitive industry and the public disclosure of its financial performance-related factors could cause it substantial competitive harm by providing valuable nonpublic information to its competitors regarding the Company’s projections of the flash memory market and the Company’s anticipated performance within that market. The specific financial performance-related factors that determine the size of the Company’s bonus pool for all employees including executives are not disclosed beyond the executive team because of the potential competitive harm that would result if these target goals became known outside of the Company.
The disclosure of the financial goals impacting the bonus payout, such as the Company’s net income, revenue or earnings per share goals, would offer the Company’s competitors insight into the Company’s view of the competitive market and provide insight to the Company’s competitors as to how the Company manages its business in connection with the projected market conditions. The performance goals when linked with other available public data would enable the Company’s competitors to more effectively compete against the Company since competitors would be able to more accurately forecast how the Company expects to react to certain market conditions. For example, knowing the net income or EPS targets and thresholds for bonus compensation would provide insight into the Company’s expected technology transitions and resulting wafer cost reductions, which are key to the Company’s competitive position. Similarly, knowing the goals for revenue growth and profitability, when combined with publicly available data on the ramp plans of the Company’s fabrication facilities, would provide insight into the Company’s pricing strategies for the period. This information would allow competitors to take pricing or manufacturing action that could substantially harm the Company. Furthermore, the Company is not afforded a similar window into the workings of its competitors since many of the Company’s competitors are not domestic reporting companies and therefore are not required to make a similar public disclosure. As a result, disclosure of the Company’s confidential projections would provide competitors information that they could use in the marketplace to alter pricing or procurement strategies to the harm of the Company and its stockholders.
In addition, while the Company has not yet studied in detail the possible effect on executive retention of disclosure of its numerical financial targets, the Company is concerned that disclosure may provide its competitors with details about its compensation package which could allow competitors to compete more effectively against the Company for executives in the labor marketplace.
Therefore, we respectfully submit to the Staff that the Company’s non-disclosure of quantitative performance targets is justified in light of the competitive harm that such disclosure may cause.
We acknowledge the comment concerning a discussion of the difficulty of achieving target levels. For fiscal 2006 the Compensation Committee determined that a bonus rate of 150% of target bonus compensation would be appropriate for achievement of the aggressive growth in revenue and non-GAAP net income goals for fiscal 2006. While probabilities of achieving these goals

Securities and Exchange Commission
September 21, 2007

were not estimated, achievement of these target goals was believed to be attainable. However, their achievement would have constituted particularly positive performance by the Company. The Compensation Committee also established minimum performance levels in terms of growth in revenue and non-GAAP net income that had to be achieved by the Company before any bonus would be paid. If the Company did not achieve the minimum thresholds, the bonus rate would be zero. These minimum thresholds required positive growth in both revenue and non-GAAP net income. Finally, the Compensation Committee also established a cap on the bonus rates for performance that was substantially in excess of the revenue and non-GAAP net income goals. For performance levels above the minimum threshold but below the performance goals, the bonus rates scaled from zero to 150%. For performance levels above the performance goals but below the maximum level, the target bonus rates varied from 150% to a maximum of 375%. At any financial performance achievement level, the Compensation Committee has discretionary authority to reduce or increase the bonus pay of an individual executive based upon the Compensation Committee’s judgment as to other factors including individual performance. The Compensation Committee had complete discretion to reduce the cash bonus pay of an executive below the level suggested by the Company’s financial performance relative to its financial performance goals. At each financial performance achievement level, there was a cap on the bonus payment that could be granted to an individual executive, and in no case could the executive bonus payout be more than 375% of the target bonus compensation for that individual.
In 2006 our bonus measures were revenue and non-GAAP net income relative to the annual operating plan and year-over-year growth. While the Company’s performance in fiscal 2006 resulted in 41% year-over-year growth in revenue and 35% year-over-year growth in non-GAAP net income, the Company did not achieve its aggressive target performance goals. As a result, bonus payments to executives for fiscal 2006 declined in absolute terms from fiscal 2005 for all executive officers of the Company who had been employed by the Company for all of fiscal years 2005 and 2006. On average, those executives experienced a 30% decline in their cash incentive awards relative to fiscal 2005. The bonus payments to executives for fiscal 2006 ranged from 138% to 150% of target bonus compensation based upon the Company’s financial performance relative to the annual operating plan and the discretionary judgment of the Compensation Committee.
For fiscal 2007, the Compensation Committee determined that the most appropriate performance measure for determination of the Company’s cash incentive compensation was non-GAAP earnings per share (EPS). The decision to utilize an EPS measure for fiscal 2007, rather than revenue and net income measures, was based upon the significant pricing downturn being experienced within the NAND flash industry in early fiscal 2007. In that environment, the Compensation Committee determined that the most appropriate measure of financial performance by the Company would be earnings per share. The Compensation Committee also determined that a non-GAAP EPS measure, excluding stock compensation and charges related to acquisition accounting, would provide the most relevant measure of the Company’s performance in comparison to the previous year and in comparison to its annual operating plan. The Compensation Committee has the discretion to exercise its judgment to evaluate both the degree of difficulty in achieving the performance measure as well as the value to stockholders of the absolute performance level. In reaction to the difficult market conditions in early 2007, the Compensation Committee decreased both the cap on bonus amounts, from 375% to 199%, and the bonus amounts payable if the Company achieved its annual operating plan.

Securities and Exchange Commission
September 21, 2007

4.	Discuss briefly the role of Dr. Harari in SanDisk’s compensation process and his input during the crafting of compensation packages. Clarify whether or not Dr. Harari makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and discuss the extent to which Dr. Harari attends Compensation Committee meetings or meets with the consultants used by the Committee.
Response:     We acknowledge the comment and in future filings we will describe Dr. Harari’s role in greater detail. Dr. Harari’s role in the Compensation Committee meetings is to attend each meeting that relates to Company-wide compensation issues and the compensation of his direct reporting officers. At meetings pertaining to officer pay, Dr. Harari presents compensation recommendations for his direct reports and explains to the Compensation Committee the basis and rationale for his recommendations. In determining his recommendations Dr. Harari considers the scope and responsibility of each officer’s position and the individual performance of each officer and reviews compensation of similarly situated officers in the Company’s peer group, to the extent that there is a similarly situated officer. With respect to Dr. Harari’s compensation, the Company and its advisers collect chief executive officer compensation data from comparable companies, including those in the Company’s peer group, based on size, location and industry. The Company presents the collected data to the Compensation Committee. The Compensation Committee reviews the data and deliberates to determine an appropriate level of compensation for Dr. Harari based on the Company’s targeted compensation levels. Dr. Harari does not participate in the Compensation Committee deliberations that relate to his personal compensation and he excuses himself from that portion of the Compensation Committee meeting. Dr. Harari and other employees of the Company occasionally meet with a compensation consulting firm retained by the Company to discuss broader compensation issues and trends or to discuss officer pay. Dr. Harari does not meet or consult with the compensation consulting firm individually nor does Dr. Harari discuss his individual compensation with the consulting firm retained by the Company.
5.	It does not appear as though you have addressed how you determine when to award equity-based compensation. Please refer to Item 402(b)(2)(iv) of Regulation S-K and Section II.A Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing.
Response:     We acknowledge the comment. In future filings we will note that the Compensation Committee typically grants long-term share-based awards in the first quarter of the fiscal year except for awards to new hires and awards related to the promotion of current employees. In fiscal 2006 the number of shares reserved for issuance under our 2005 Incentive Plan was insufficient to grant the recommended long-term share-based awards to all of our employees. As a result, certain executive share-based awards were delayed beyond the first quarter. The annual option grant for Dr. Harari and the restricted stock awards for all executive officers were granted after the Company received stockholder approval at the Company’s 2006 Annual Meeting to increase the number of shares reserved for issuance under our 2005 Incentive Plan.

Securities and Exchange Commission
September 21, 2007

Except as set forth below, with respect to grants to new employees and promotions, there is no formal program, plan or policy in place at the Company or in the Compensation Committee’s charter with regards to the timing of long-term share-based incentive awards. The Compensation Committee has complete discretion as to when it awards long-term share-based incentives. There is no program, plan or policy related to the timing of grants to its executive officers in coordination with the release of material nonpublic information.
Long-term share-based incentive awards granted to new hires or to promoted employees occur after the new hire has joined the Company or, in the case of a promoted employee, after the promotion has been approved. For a newly hired or promoted executive officer, the associated stock award is granted at the next meeting of the Compensation Committee. For a newly hired or promoted employee who is not an executive officer, the associated stock award is granted by the Special Option Committee which takes actions every Friday.
6.	Revise the Compensation Discussion and Analysis to address actions regarding executive compensation that were taken after the end of your last fiscal year. In this regard, there is minimal disclosure on page 26 that relates to increases to the fiscal 2007 individual bonus targets for Dr. Harari, Mr. Mehrotra, and Ms. Bruner. Refer to Instruction 2 to Item 402(b) of Regulation S-K and Section II.B.1 of Commission Release 33-8732A.
Response:     We acknowledge the comment and in future filings we will describe actions that were taken after the end of the year to the extent such description is appropriate for understanding of the Compensation Discussion and Analysis. The Company’s third-party executive compensation consultant compared our officer compensation with the officer compensation at our peer group of companies. The resulting analysis indicated that the target total cash compensation of three of the Company’s officers was lower than our targeted pay position. While the Company pays a competitive base salary, the Company’s pay for performance philosophy leads it to focus more heavily on target total cash compensation. A recommendation was submitted and approved by the Compensation Committee to increase the target bonuses for Dr. Harari, Mr. Mehrotra, and Ms. Bruner to conform the individual’s target total cash compensation with the Company’s compensation target, after taking into consideration the market data.
Current Executive Compensation Program Elements, page 24
Base Salaries, page 24
7.	On page 24, you state that in setting base salaries, you consider the base salary levels of comparable executives at your peer group companies and the experience and personal performance of the officers and internal comparability considerations. You also state that you give different weight to each of these factors depending upon the individual. Please provide an analysis of how the Committee used and weighted these various factors to determine the resultant base salary levels. Provide similar disclosure in the “Long-Term Share-Based Incentive Awards” subsection, where you state that you based those awards on similar factors.

Securities and Exchange Commission
September 21, 2007

Response:     The data that is taken into consideration when evaluating officer salaries is composed of market data for peer group companies, internal comparables and individual performance. The weighting of these factors by the Compensation Committee is subjective, not formulaic. For example, for positions that are easily benchmarked in the market, such as Chief Executive Officer and President, an equal weighting might be given to all three factors. For other positions that are somewhat hybrid in nature and not directly comparable to positions at our peer group of Companies, such as Executive Vice President, Technology and Worldwide Operations and Executive Vice President, Engineering and Handset Business, the internal comparables and individual performance factors may be weighed more heavily than the market data. The Compensation Committee does not use a formula for determining compensation, and, as a result, numerical weightings cannot be provided.
For long-term share-based incentive awards of the Company’s officers, the Compensation Committee reviews the economic value of awards for a comparable officer at its peer group of companies, the officer’s potential for increased responsibility over the award period, the officer’s personal performance in recent periods, the number of unvested equity awards held by the executive officer and may consider other factors, such as the amounts realized from prior compensation, at the discretion of the Compensation Committee. As with setting base salaries, the Compensation Committee does not use a formula to determine the number or value of share-based incentive awards granted to any individual officer. Thus, as was the case with respect to salaries, numerical weightings cannot be provided.
Given the lack of numerical weightings and the Compensation Committee’s subjective use of these factors, the Company respectfully submits that a discussion of weightings extended beyond the subjective factors discussed above would not provide useful guidance for understanding our compensation philosophy.
Summary Compensation Table—Fiscal 2006, page 30
8.	Please disclose here, and in the section detailing Mr. Chan’s separation agreement, the value of Mr. Chan’s forfeited equity awards. Footnote (5) to the Summary Compensation Table should also indicate whether or not you subtracted these amounts when calculating the values reported in columns (e) and (f).
Response:     Mr. Chan’s forfeited equity awards had an aggregate value of $4,475,476.23. In accordance with the Instruction to Item 402(c)(2)(v) and (vi), the forfeited amounts were not subtracted from the values reported in columns (e) and (f).
Certain Transactions and Relationships, page 40
9.	Please include a statement of whether your policies and procedures for review, approval, and ratification of any transaction are in writing, and, if not, how such policies and procedures are evidenced. See Item 404(b)(12)(ii) and (iv) and Section V.B. of Commission Release 33-8732A.

Securities and Exchange Commission
September 21, 2007

Response:     We acknowledge the comment and will clarify this in future filings by detailing the policies and procedures that are in place and whether such policies are in writing. The Company’s written Audit Committee Charter, which is available on the Company’s website, provides that the Audit Committee shall review and approve transactions between SanDisk and a related party. The Audit Committee retains discretion on how to best evaluate each related party transaction on a case by case basis.
The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.
Please direct any questions or comments regarding this filing to the undersigned, or our Vice President and Associate General Counsel, Megan Comport at (408) 801-1000.

Yours truly,
/s/ Eli Harari
Eli Harari
Chairman of the Board and Chief Executive Officer SanDisk Corporation